Incredible Tiny Homes, Inc.



ANNUAL REPORT

850 Industrial Rd

Newport, TN 37821

(423) 839-4558

https://www.incredibletinyhomes.com/

This Annual Report is dated April 23, 2024.

BUSINESS

Company Overview

Incredible Tiny Homes, Inc. ("Incredible Tiny" or the "Company") specializes in the design and construction of custom-made tiny homes. It offers a variety of tiny home models, ranging from $15k to $150k. Its services include complete customization options, ensuring that each tiny home is tailored to the customer's specific needs and preferences. They also provide financing options, as well as resources for individuals interested in the tiny home lifestyle.

Business Model

Our business model has several facets. We build and sell a complete home for as low as $15K. We offer our customers the option to "decorate it yourself (D.I.Y)" or we can also provide a turn-key home that is completely done.

We also generate revenue from using an assembly line type of manufacturing process our using off-site subcontractors that have been highly trained and monitored to build our beautiful custom homes. We call this type of building "partnerships." The partnership stimulates quality and timely builds. The other benefit of the partnerships is that the labor force is self-motivated and very available.

Corporate Structure

Incredible Tiny Homes, Inc. was initially organized as Incredible Tiny Homes, Inc., a Michigan limited liability company on March 16, 2016, and converted to a Delaware corporation on September 13, 2023.

ITH IP, LLC is a Tennessee limited liability company and a related entity to the raising entity, Incredible Tiny Homes, Inc. Randy Jones is the CEO, principal accounting officer, and sole board member of Incredible Tiny Homes, Inc. He is also the only manager at ITH IP, LLC.

Incredible Properties, LLC is wholly owned by Randy Jones. This entity develops raw land.

Incredible Hauling, LLC is wholly owned by Randy Jones. This entity serves as a hauling company.

Intellectual Property

ITH IP, LLC holds all intellectual property of Incredible Tiny Homes, Inc.. This transfer of intellectual property was effective September 13, 2023.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 20,000,000

Use of proceeds: Initial founder stock grant

Date: September 13, 2023

Offering exemption relied upon: Section 3(a)(9)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $10,971,947 compared to $16,463,858 in fiscal year 2023. This increase was largely due to promotional sales our CEO ran to boost revenue.

Cost of sales

Cost of Sales for fiscal year 2022 was $10,023,224 compared to $7,373,056 in fiscal year 2023. The cost of materials used for different models was less for certain models built in 2023.

Gross margins

Gross margins for fiscal year 2022 were 8.65% compared to 55.22% in fiscal year 2023. In 2023, we sold a lot of amenities that have a much higher profit built in, along with a more simple design leading to less cost.

Expenses

Expenses for fiscal year 2022 were $2,126,887 compared to $7,524,213 in fiscal year 2023. Expenses increased in 2023 compared to 2022 were caused by higher production.

Historical results and cash flows:

The Company is currently in the full production stage and 8 plus years of revenue generation. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because of the growing need for affordable housing. Past cash was primarily generated through sales. Our goal is to work side by side with developers to provide lots for Tiny Homes to help increase sales.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $1,065,785.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company does not have any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Randy Jones

Randy Jones's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer, Principal Accounting Officer, Board Member

Dates of Service: February, 2016 - Present

Responsibilities: Randy's role is to bring to life the history, growth, and potential of this company and to explain how the company has conquered the "impossible" three of speed, cost, and quality. Randy receives compensation and owns

100% of the equity in the company.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Randy Jones

Amount and nature of Beneficial ownership: 20,000,000

Percent of class: 100.0

RELATED PARTY TRANSACTIONS

Name of Entity: Randy Jones

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Randy is the Chief Executive Officer, Principal Accounting Officer, Board Member. He also owns 100% of the company's equity at this time.

Material Terms: On December 31, 2022, the Company initiated a promissory note agreement with Randolph Jones, the founder of the Company, amounting to $66,500. Subsequently, in 2023, an additional $31,524 was disbursed to Randolph Jones. Notably, the note is non-interest bearing, and the entire amount is payable upon the Company's request. The complete sum is categorized under the Note Receivable account within the current assets in the balance sheet. As of December 31, 2023 and December 31, 2022, the outstanding balance of the note receivable is $98,024 and $66,500, respectively.

Name of Entity: Randy Jones

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Randy is the Chief Executive Officer, Principal Accounting Officer, Board Member. He also owns 100% of the company's equity at this time.

Material Terms: On December 31, 2022, the Company initiated a promissory note agreement with Incredible Properties LLC, the company owned by Randolph Jones (the founder of Incredible Tiny Homes Inc.), amounting to $3,360,495. Subsequently, in 2023, an additional $2,024,541 was disbursed to Incredible Properties LLC. Notably, the note bears an interest rate at applicable federal rate, and the entire amount is payable upon the company's request. The complete sum is categorized under the Note Receivable account within the current assets in the balance sheet. As of December 31, 2023, and December 31, 2022, the outstanding balance of the note receivable is $5,385,036 and 3,360,495, respectively.

OUR SECURITIES

Common Stock

The amount of security authorized is 22,000,000 with a total of 20,000,000 outstanding.

Voting Rights

1 vote per share

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product All of our current services are variants on one type of service, affordable housing. Our revenues are therefore dependent upon the market for housing. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expect Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 23, 2024.

Incredible Tiny Homes, Inc.

By   /s/ *Randy Jones*

     Name: <u>Incredible Tiny Homes, Inc.</u>

     Title: Chief Executive Officer, Principal Accounting Officer, Board Member

Exhibit A

FINANCIAL STATEMENTS

INCREDIBLE TINY HOMES, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

| FINANCIAL STATEMENTS: | |



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Incredible Tiny Homes, Inc.
Newport, Tennessee

We have reviewed the accompanying financial statements of Incredible Tiny Homes, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2023 and December 31, 2022, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2023 and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

February 29, 2024
Los Angeles, California

INCREDIBLE TINY HOMES INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	1,065,785	$	1,139,168
Inventory		13,289,659		4,428,029
Note Receivable		5,527,148		3,471,083
Prepaids and Other Current Assets		366,426		225,138
Total Current Assets		**20,249,017**		**9,263,418**
Property and Equipment, net		191,074		143,107
Deferred Tax Asset		171,400		295,609
Total Assets	$	**20,611,491**	$	**9,702,134**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	92,659	$	-
Customer Deposits		20,136,730		10,819,634
Other Current Liabilities		86,953		13,342
Total Current Liabilities		**20,316,343**		**10,832,976**
Total Liabilities		**20,316,343**		**10,832,976**
STOCKHOLDERS EQUITY				
Common Stock		-		-
Retained Earnings/(Accumulated Deficit)		295,148		(1,130,842)
Total Stockholders' Equity		**295,148**		**(1,130,842)**
Total Liabilities and Stockholders' Equity	$	**20,611,491**	$	**9,702,134**

See accompanying notes to financial statements.

INCREDIBLE TINY HOMES INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	**2023**	**2022**
(USD $ in Dollars)		
Net Revenue	$ 16,463,858	$ 10,971,947
Cost of Goods Sold	7,373,056	10,023,224
Gross profit	9,090,802	948,723
Operating expenses		
General and Administrative	7,437,373	2,054,262
Sales and Marketing	86,840	72,625
Total operating expenses	7,524,213	2,126,887
Operating Income/(Loss)	1,566,589	(1,178,164)
Interest Expense	2,456	22,467
Other Loss/(Income)	13,934	(125,691)
Income/(Loss) before provision for income taxes	1,550,199	(1,074,940)
Provision/(Benefit) for income taxes	124,209	(295,609)
Net Income/(Net Loss)	**$ 1,425,990**	**$ (779,332)**

See accompanying notes to financial statements.

INCREDIBLE TINY HOMES INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)   - 4 -

	Common Stock		Retained earnings/	Total Shareholder
(in , $US)	Shares	Amount	(Accumulated Deficit)	Equity
Balance—December 31, 2021		$ -	$ (351,510)	$ (351,510)
Net income/(loss)			(779,332)	(779,332)
Balance—December 31, 2022	-	-	$ (1,130,842)	$ (1,130,842)
Net income/(loss)			1,425,990	1,425,990
Balance—December 31, 2023	-	$ -	$ 295,148	$ 295,148

See accompanying notes to financial statements.

INCREDIBLE TINY HOMES INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED) — 5 —

For Fiscal Year Ended December 31,		2023		2022
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	1,425,990	$	(779,332)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		52,815		72,921
Deferred Tax Asset		124,209		(295,609)
Changes in operating assets and liabilities:				
Inventory		(8,861,629)		(823,990)
Prepaids and Other Current Assets		(141,288)		(17,736)
Note Receivable		(2,056,065)		(1,413,778)
Accounts Payable		92,659		-
Customer Deposits		9,317,097		4,177,959
Other Current Liabilities		73,611		(63,700)
Net cash provided/(used) by operating activities		**27,399**		**856,735**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(100,782)		(171,125)
Net cash provided/(used) in investing activities		**(100,782)**		**(171,125)**
CASH FLOW FROM FINANCING ACTIVITIES				
Net cash provided/(used) by financing activities		-		-
Change in Cash		(73,383)		685,610
Cash—beginning of year		1,139,168		453,557
Cash—end of year	$	**1,065,785**	$	**1,139,168**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	2,456	$	22,467
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

INCREDIBLE TINY HOMES INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2023 AND DECEMBER 31, 2022
(UNAUDITED)

1. NATURE OF OPERATIONS

Incredible Tiny Homes Inc. was incorporated on March 16, 2016 in the state of Michigan. The financial statements of Incredible Tiny Homes Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Newport, Tennessee.

Incredible Tiny Homes is a company that builds tiny houses on wheels (trailers). We offer model homes ranging from $15,000 to $105,000. We manufacture homes on an assembly line inside a controlled environment. These homes are made of recycled door panels that are designed to withstand structural standards. Our other models are built conventionally out of wood like regular home construction. These homes are built by our partnership with an Amish community that we trained. An average year we can build up to five hundred homes on top of manufacturing homes. We also develop land for these homes to be placed. We have called that company Incredible Properties.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023 and December 31, 2022, the Company's cash and cash equivalents exceeded FDIC insured limits by $463,160 and $759,032, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2023 and 2022, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, work in progress, and finished goods which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Furniture & Fixtures	7 years
Machinery & Equipment	7 years
Warehouse	7 years
Leasehold Improvements	7 years
Vehicles	7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Incredible Tiny Homes, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its tiny houses on wheels (trailers).

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023 and December 31, 2022 amounted to $86,840 and $72,625, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 29, 2024, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,		2023		2022
Work in Progress	$	12,902,146	$	4,428,029
Raw Materials		374,191		-
Finished Goods		13,321		-
Total Inventory	$	**13,289,659**	$	**4,428,029**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2023	2022
Employee Advances	210,759	170,138
Receivable from Incredible Hauling	55,667	-
Prefunded Direct Deposit	100,000	55,000
Total Prepaids and Other Current Assets	$ 366,426	$ 225,138

The company has established a promissory note agreement with Amish Home Builders, Incredible Properties LLC and Amish Home Builders. While no specific maturity date has been defined, the note becomes due upon the Company's request. The Note Receivable comprises the following items:

As of Year Ended December 31,	2023	2022
Amish Home Builders	44,088	44,088
Randolph Jones - the founder	98,024	66,500
Incredible Properties LLC	5,385,036	3,360,495
Total Note Receivable	$ 5,527,148	$ 3,471,083

Other current liabilities comprises the following items:

As of Year Ended December 31,	2023	2022
Payroll Liabilities	80,751	-
Tax Payable	4,299	4,251
Other Current Liabilities	1,903	9,091
Total Other Current Liabilities	$ 86,953	$ 13,342

5. PROPERTY AND EQUIPMENT

As of December 31, 2023 and December 31, 2022, property and equipment consists of:

As of Year Ended December 31,	2023	2022
Furniture & Fixtures	$ 20,899	$ 20,899
Machinery & Equipment	135,544	76,901
Warehouse	111,241	111,241
Leasehold Improvements	6,200	
Vehicles	95,823	59,884
Property and Equipment, at Cost	369,707	268,925
Accumulated depreciation	(178,633)	(125,818)
Property and Equipment, Net	$ 191,074	$ 143,107

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2023 and 2022 were in the amount of $52,815 and $72,921, respectively.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 50,000 shares of Common Stock at no par value. As of December 31, 2023, and December 31, 2022, no shares have been issued and are outstanding.

7. DEBT

The Company has no debt outstanding on December 31, 2023.

8. INCOME TAXES

Income tax expense (benefit) from continuing operations was as follows:

	December 31, 2023	December 31, 2022
Current:		
Federal, state, and local	$ 124,209	$ (295,609)
Total Tax Expense/(Benefit)	$ 124,209	$ (295,609)
Deferred		
Federal, state, and local	$ 124,209	$ (295,609)
Total Deferred Tax Expense/(Benefit)	$ 124,209	$ (295,609)
Valuation Allowance	(124,209)	295,609
Net Tax Provision	$ -	$ -

9. RELATED PARTY

On December 31, 2022, the Company initiated a promissory note agreement with Randolph Jones, the founder of the Company, amounting to $66,500. Subsequently, in 2023, an additional $31,524 was disbursed to Randolph Jones. Notably, the note is non-interest bearing, and the entire amount is payable upon the Company's request. The complete sum is categorized under the Note Receivable account within the current assets in the balance sheet. As of December 31, 2023 and December 31, 2022, the outstanding balance of the note receivable is $98,024 and $66,500, respectively.

On December 31, 2022, the Company initiated a promissory note agreement with Incredible Properties LLC, the company owned by Randolph Jones (the founder of Incredible Tiny Homes Inc.), amounting to $3,360,495. Subsequently, in 2023, an additional $2,024,541 was disbursed to Incredible Properties LLC. Notably, the note bears an interest rate at applicable federal rate, and the entire amount is payable upon the company's request. The complete sum is categorized under the Note Receivable account within the current assets in the balance sheet. As of December

31, 2023 and December 31, 2022, the outstanding balance of the note receivable is $5,385,036 and 3,360,495, respectively.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023 through February 29, 2024, which is the date the financial statements were available to be issued.

On September 13, 2023, the Company converted from domestic profit corporation in the state of Michigan to Delaware Foreign Profit Corporation.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

     I, Randy Jones , Principal Executive Officer of Incredible Tiny Homes, Inc., hereby certify that the financial statements of Incredible Tiny Homes, Inc. included in this Report are true and complete in all material respects.

Randy Jones

Chief Executive Officer, Principal Accounting Officer, Board Member